1550 Caton Drive ◊ Suite E ◊ Baltimore, MD 21227
Phone: 410-242-VIEW (410-242-8439) ◊ Fax: 410-242-0756

July 2, 2014

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Emily Drazan, Staff Attorney

Kathleen Krebs, Special Counsel

Re: View Systems, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 23, 2014

File No. 333-194222

To Whom It May Concern:

On behalf of View Systems, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated June 18, 2014 (the “SEC Letter”) regarding the Registration Statement on Form S-1 (the “Registration Statement”).

Prospectus Cover Page

1. In accordance with the staff’s comments, please be advised that there are two selling stockholders who are each registering 3,000,000 shares for resale. Therefore, the reference to 6,000,000 shares is accurate and consistent throughout the Registration Statement.

Plan of Distribution, page 17

2. Please be advised that we have deleted reference to certain shares being registered in the offering for offer to trade creditors or lenders in exchange for debts. We do not have any intentions to offer shares to such creditors or lenders.

Use of Proceeds from Registered Securities, page 36

3. In accordance with the staff's comments, please be advised that pursuant to Regulation S-K Item 512(a)(3) undertaking to the Form S-1 registration statement declared effective on March 25, 2011, we will be filing by July 8, 2014 a post-effective amendment to the form S-1 (file number 333-169804) to de-register any unsold securities.

Executive Compensation, page 50

4. In accordance with the staff's comments, please be advised that the sentence regarding management being compensated entirely in accrued salary has been revised accordingly to reflect cash payments.

5. In accordance with the staff's comment, please be advised that the Summary Compensation Table accurately reflects the compensation paid to our Chief Executive Officer, Gunther Than, and non-cash compensation has been disclosed in a footnote regarding the narrative disclosure of the material terms of the stock issued.

6. In accordance with the staff's comments, please be advised that the Summary Compensation Table has been revised to include a footnote disclosing all assumptions made in the valuation by reference to the financial statements.

7. In accordance with the staff's comments, please be advised that director compensation has been disclosed in a separate table as required by Item 402(r) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 53

8. In accordance with the staff's comments, please be advised that the Security Ownership table has been revised to include Item 403 information with respect to the Series A preferred shareholders.

9. In accordance with the staff's comments, please be advised that the Security Ownership table has been revised to include the number of shares of common stock into which the Series A preferred stock is convertible when determining the beneficial ownership of the holders of common stock.

10. Please be advised that the error in the footnotes to the Security Ownership table has been corrected to reflect 22,169,008 shares.

Exhibits and Financial Statement Schedules, page 61

11. In accordance with the staff's comments, please be advised that the Agreement to Accept Common Stock in Payment of Note Payable has been filed as an exhibit.

Exhibit 5.1 Opinion re Legality

12. In accordance with the staff's comments, please be advised that counsel's opinion has been revised accordingly.

Financial Statements, page 64

13. In accordance with the staff's comments, please be advised that we have absolutely ensured that the edgar agents have placed the financial statements in the body of the Prospectus.

Report of Independent Registered Public Accounting Firm, page 77

14. In accordance with the staff's comments, please be advised that the auditors report for the financial statements for fiscal years ended December 31, 2013 and December 31, 2012 had been submitted.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

View Systems Inc.

By: _______________________________________

Gunther Than, Chief Executive Officer